NOL

RECEIVED

2007 JUL 17 P 1:41

12 July 2007

By Courier

07025306

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to its being a part of a consortium selected to develop a new container terminal at Rotterdam. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Enc

KW/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 12Jul07.DOC

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	12-Jul-2007 07:26:17
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL to be part of the consortium selected to develop a new container terminal at Rotterdam
Description	Attached is NOL's press release on the above subject.
Attachments:	Maasvlakte2.pdf Total size = **26K** (2048K size limit recommended)

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FOR IMMEDIATE RELEASE

NOL to be part of the consortium selected to develop a new container terminal at Rotterdam

Customers to benefit from new Maasvlakte 2 container terminal

Singapore, 12 July 2007 – Global transportation and logistics group Neptune Orient Lines (NOL) today announced it has been advised by the Port of Rotterdam that a consortium comprising NOL, Hyundai Merchant Marine, Mitsui OSK Lines, DP World and CMA CGM has been awarded the right to equip and operate the first container terminal to be developed at Maasvlakte 2 in Rotterdam.

The 156 hectare terminal will have a capacity of around 4 million TEU and is expected to be operational in 2013.

NOL's share of the consortium will be 20%.

Mr Ron Widdows, CEO of NOL's container shipping line APL, said: "We are very pleased to be part of the winning Maasvlakte 2 consortium. As our key hub in Europe, the new terminal will help us deliver the speed, scale and flexibility now demanded by customers with increasingly complex supply chains, and greatly enhance the overall capabilities of the Port of Rotterdam. This investment will complement our extensive global network of container terminal assets."

-ENDS-

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, integrated logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Website: www.nol.com.sg

Media Enquiries:

Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

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